UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               ANGIODYNAMICS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    03457V101
                                 (CUSIP Number)

                                 Linda B. Stern
                              23 I.U. Willets Road
                          Old Westbury, New York 11568
                                 (516) 997-0468
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                              Scott M. Tayne, Esq.
                       Davies Ward Phillips & Vineberg LLP
                           625 Madison Ave, 12th Floor
                               New York, NY 10022
                                 (212) 308-8866

                                  July 8, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Estate of Howard S. Stern. EIN: 26-6028365
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Linda B. Stern.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    276,699
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        399,113
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           276,699
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    399,113
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     675,812
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction

      This Amendment No. 4 to Schedule 13D amends the Schedule 13D (the "Initial
Schedule 13D") filed by Linda B. Stern ("Linda Stern" or "Mrs. Stern") and the Estate of Howard Stern (the "H. Stern Estate" and, with Linda Stern, the "Reporting Persons") filed on January 23, 2006, as amended by Amendment No. 1 thereto filed on May 31, 2006 ("Amendment No. 1"), Amendment No. 2 thereto filed on December 22, 2006 ("Amendment No. 2") and Amendment No. 3 thereto filed on June 28, 2007 ("Amendment No. 3") and collectively, with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Statement") relating to the beneficial ownership of shares of common stock, par value $0.01 per share (the "AngioDynamics Common Stock"), of AngioDynamics, Inc. ("AngioDynamics"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

      Item 4 of the Statement is hereby amended by adding the following immediately before the last paragraph thereof:

      From June 28, 2007 through August 14, 2007, Linda Stern and a QTIP trust established under the H. Stern Will (the "QTIP Trust"), sold an aggregate of 160,000 shares of AngioDynamics Common Stock. From June 30, 2008 through September 22, 2008, Linda Stern and the QTIP Trust sold an aggregate of 488,873 shares of AngioDynamics Common Stock. All of such sales were made in open market transactions on The NASDAQ Stock Market and were in accordance with Mrs. Stern's previously disclosed intention to make sales to provide for living expenses and to diversify her investment portfolio. Mrs. Stern is a co-trustee and sole lifetime beneficiary of the QTIP Trust.

Item 5. Interest in Securities of the Issuer.

      Items 5 (a) and (b) of the Statement are hereby deleted and replaced in their entirety by the following:

      (a) The H. Stern Estate does not beneficially own any shares of AngioDynamics Common Stock.

            Linda Stern has direct beneficial ownership of 276,699 shares of AngioDynamics Common Stock that were distributed to her by the H. Stern Estate. In addition, Mrs. Stern may be deemed to share beneficial ownership of 276,699 shares of AngioDynamics Common Stock held by the QTIP Trust and 122,414 shares of AngioDynamics Common Stock held by a credit shelter trust established under the H. Stern Will (the "Credit Shelter Trust"), of which she is a discretionary beneficiary, for total beneficial ownership of 675,812 shares. Such shares represent 2.8% of the outstanding shares of AngioDynamics Common Stock.

            The percentage beneficial ownership of Linda Stern set forth in this
            Item 5(a) is based on 24,362,076 shares of AngioDynamics Common Stock outstanding as of October 6, 2008, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008, filed by AngioDynamics on October 10, 2008.

      (b) Linda Stern has sole voting and dispositive rights with respect to the 276,699 shares of AngioDynamics Common Stock she owns directly and may be deemed to have shared voting and dispositive rights with respect to the 399,113 shares of AngioDynamics Common Stock held by the QTIP Trust and the Credit Shelter Trust.

      (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding AngioDynamics Common Stock on August 14, 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: December 23, 2008.

                                         ESTATE OF HOWARD S. STERN

                                         By: /s/ Linda B. Stern
                                             -----------------------------------
                                             Name:  Linda B. Stern
                                             Title: Executor
                                             /s/ Linda B. Stern
                                             -----------------------------------
                                             Linda B. Stern